UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )

CABELA’S INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

126804301

(CUSIP Number)

Guy Lawson, Esq.

McGrath North Mullin & Kratz, PC LLO

Suite 3700 First National Tower

1601 Dodge Street

Omaha, Nebraska 68102

(402) 341-3070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

CUSIP NO. 126804301

1.	Names of Reporting Person McCarthy Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power 3,589,471
8. Shared Voting Power -0-
9. Sole Dispositive Power 3,589,471
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. McCarthy Group, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person MGL Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power 3,032,016
8. Shared Voting Power -0-
9. Sole Dispositive Power 3,032,016
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. MGL Holdings, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) and (iv) above.

CUSIP NO. 126804301

1.	Names of Reporting Person MGI Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power 3,589,471
8. Shared Voting Power -0-
9. Sole Dispositive Power 3,589,471
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person CO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. MGI Holdings, Inc. expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person McCarthy Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power 3,589,471
8. Shared Voting Power -0-
9. Sole Dispositive Power 3,589,471
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person IA, CO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. McCarthy Capital Corporation expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person Fulcrum Growth Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person PN

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Growth Partners II, L.P. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person Fulcrum GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum GP, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person Fulcrum Growth Partners III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Growth Partners III, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person Fulcrum Micro-Cap, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nebraska

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 557,455
8. Shared Voting Power -0-
9. Sole Dispositive Power 557,455
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person OO

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Fulcrum Micro-Cap, L.L.C. expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.

CUSIP NO. 126804301

1.	Names of Reporting Person Michael R. McCarthy
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 3,691,826
8. Shared Voting Power -0-
9. Sole Dispositive Power 3,691,826
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,691,826*
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount In Row (11) 5.6%
14.	Type Of Reporting Person IN

*	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Mr. McCarthy expressly disclaims any beneficial ownership of the shares listed in (iii) – (iv) above except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cabela’s Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Cabela Drive, Sidney, Nebraska 69160.

Item 2.	Identity and Background

(a) – (c) This Statement is being jointly filed by McCarthy Group, LLC; MGL Holdings, LLC; MGI Holdings, Inc.; McCarthy Capital Corporation; Fulcrum Growth Partners II, L.P.; Fulcrum GP, L.L.C., Fulcrum Growth Partners III, L.L.C.; Fulcrum Micro-Cap, L.L.C.; and Michael R. McCarthy (each a “Reporting Person” and collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 3,691,826 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock presently outstanding.

As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Act”). Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

McCarthy Group, LLC, is a Delaware limited liability company. It is a holding company that primarily engages, through its subsidiaries and affiliates, in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of McCarthy Group, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102. Information concerning the name, business address and present principal occupation or employment of the executive officers and directors of McCarthy Group, LLC is attached as Schedule I hereto.

MGL Holdings, LLC, is a Delaware limited liability company. It is a wholly owned subsidiary of McCarthy Group, LLC that primarily engages in the business of acquiring, holding and disposing of investments in various companies. McCarthy Capital Corporation is the manager of MGL Holdings, LLC. The address of the principal business and principal office of MGL Holdings, LLC, is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

MGI Holdings, Inc., is a Nebraska corporation. It is a wholly owned subsidiary of McCarthy Group, LLC that primarily engages in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of MGI Holdings, Inc., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Information concerning the name, business address and present principal occupation or employment of each of the executive officers and directors of MGI Holdings, Inc. is filed as Schedule II hereto.

McCarthy Capital Corporation is a Nebraska corporation. It is a wholly owned subsidiary of MGI Holdings, Inc., and is registered with the Securities and Exchange Commission as an investment adviser. It engages in the business of rendering advice regarding acquiring, holding and disposing of investments in various companies. McCarthy Capital Corporation is the manager of MGL Holdings, LLC, Fulcrum GP, L.L.C. and Fulcrum Micro-Cap, L.L.C. McCarthy Capital Corporation is also the investment advisor to Fulcrum Growth Partners II, L.P. and Fulcrum Growth Partners III, L.L.C. The address of the principal business and principal office of McCarthy Capital Corporation is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102. Information concerning the name, business address and present principal occupation or employment of each of the executive officers and directors of McCarthy Capital Corporation is filed as Schedule III hereto.

Fulcrum Growth Partners II, L.P., is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Fulcrum Growth Partners II, L.P., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

The general partner of Fulcrum Growth Partners II, L.P., is Fulcrum GP, L.L.C. Fulcrum GP, L.L.C., is a Delaware limited liability company formed to be the general partner of Fulcrum Growth Partners II, L.P. McCarthy Capital Corporation is the manager of Fulcrum GP, L.L.C. The address of the principal business and principal office of Fulcrum GP, L.L.C., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Fulcrum Growth Partners III, L.L.C., is a Delaware limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies. McCarthy Group, LLC, is the managing member of Fulcrum Growth Partners III, L.L.C. The address of the principal business and principal office of Fulcrum Growth Partners III, L.L.C., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Fulcrum Micro-Cap, L.L.C., is a Delaware limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies. McCarthy Capital Corporation is the manager of Fulcrum Micro-Cap, L.L.C. Fulcrum Growth Partners II, L.P., and Fulcrum Growth Partners III, L.L.C., each own fifty percent of Fulcrum Micro-Cap, L.L.C. The address of the principal business and principal office of Fulcrum Micro-Cap, L.L.C., is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

Michael R. McCarthy is the Chairman of McCarthy Group, LLC. As the Chairman of McCarthy Group, LLC, he may be deemed to beneficially own any shares of Common Stock of the Issuer that McCarthy Group, LLC beneficially owns. Mr. McCarthy is also a director of the Issuer. Mr. McCarthy's business address is c/o McCarthy Group, LLC, First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

(d)—(e) During the last five years, none of the Reporting Persons, nor, to their knowledge, any executive officer or director of McCarthy Group, LLC, MGI Holdings, Inc. or McCarthy Capital Corporation, was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Schedule I, Schedule II and Schedule III hereto is a citizen of the United States.

This Item 2 is qualified in its entirety by reference to Schedule I, Schedule II and Schedule III which are attached hereto and incorporated into this Item 2 by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock acquired by Fulcrum Micro-Cap, L.L.C. were acquired with working capital and loan proceeds received from First National Bank of Omaha pursuant to a revolving credit agreement with First National Bank of Omaha used in the ordinary course of business. All loan proceeds will be repaid using capital contributions in cash received from certain members of Fulcrum Micro-Cap, L.L.C.

Item 4.	Purpose of Transaction

Fulcrum Micro-Cap, L.L.C. acquired 557,455 shares of Common Stock in the ordinary course of business during March 2008 for investment purposes. The shares of Common Stock held by the Reporting Persons that have been previously acquired are also held for investment purposes. The Reporting Persons, depending upon the market price for the Common Stock or other securities of the Issuer, and other factors, in the future may (subject to any then-existing legal or contractual limitations) acquire additional shares of the Common Stock or other securities of the Issuer.

The Reporting Persons intend to monitor the business and affairs of the Issuer closely and to continuously review their investment in the Common Stock, or other securities of the Issuer, and to evaluate various strategies with respect to their investment. Based upon such review, evaluation and other factors the Reporting Persons may deem relevant, the Reporting Persons, as stockholders, may consider various courses of action with respect to their investment, including, but not limited to, making recommendations to the Board of Directors of the Issuer with respect to various business strategies, including mergers, acquisitions, dispositions, sale or transfer of assets or other extraordinary transactions, engaging in discussions with potential financial or strategic investors or other parties and/or communicating with other stockholders of the Issuer. There can be no assurance, however, that the Reporting Persons will take any of the actions set forth above. Additionally, if the Reporting Persons were to make a recommendation to the Board of Directors with respect to any of the actions described above, the Reporting Persons are not aware of how the Board would react and whether the Board would support or take any action with respect to such recommendation.

Additionally, also depending upon the market price for the Issuer’s Common Stock, general market conditions and other factors, the Reporting Persons, in the future, may (subject to any then-existing legal or contractual limitations) dispose of all or a portion of the Common Stock, or other securities of the Issuer, which they currently own or may acquire.

Except as set forth in this Item 4, at this time, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Reporting Person(s)	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
McCarthy Group, LLC	3,691,826	(2)	5.6%	3,589,471	0	3,589,471	0
MGL Holdings, LLC.	3,691,826	(3)	5.6%	3,032,016	0	3,032,016	0
MGI Holdings, Inc.	3,691,826	(2)	5.6%	3,589,471	0	3,589,471	0
McCarthy Capital Corporation	3,691,826	(2)	5.6%	3,589,471	0	3,589,471	0
Fulcrum Growth Partners II, L.P.	3,691,826	(4)	5.6%	0	0	0	0
Fulcrum GP, L.L.C.	3,691,826	(4)	5.6%	0	0	0	0
Fulcrum Growth Partners III, L.L.C.	3,691,826	(4)	5.6%	0	0	0	0
Fulcrum Micro-Cap, L.L.C.	3,691,826	(4)	5.6%	557,455	0	557,455	0
Michael R. McCarthy	3,691,826	(5)	5.6%	3,691,826	0	3,691,826	0

(1)	Based on 65,888,384 shares of Common Stock outstanding as of February 19, 2008 (as reported in the Issuer’s Form 10-K filed on February 27, 2008).
(2)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Persion expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) above.
(3)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (ii) and (iv) above.
(4)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (iii) above.
(5)	Includes (i) 91,015 shares of Common Stock held by Michael R. McCarthy; (ii) options currently exercisable (or exercisable within 60 days) to acquire 11,340 shares of Common Stock held by Michael R. McCarthy; (iii) 3,032,016 shares of Common Stock held by MGL Holdings, LLC; and (iv) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C. Mr. McCarthy expressly disclaims any beneficial ownership of the shares listed in (iii) – (iv) above except to the extent of his pecuniary interest therein.

(c) The purchases of Common Stock executed by each of the Reporting Persons within the last 60 days are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day, and (ii) the lowest and highest price per shares at which the transactions were effected:

Fulcrum Micro-Cap, LLC:

Date	Quantity	Low	High
03/03/08	310,000	$13.33	$13.85
03/04/08	117,300	13.52	14.00
03/05/08	101,200	13.83	14.00
03/07/08	28,955	13.99	14.00

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network; there were no sales of Common Stock by any of the Reporting Persons within the last 60 days.

To the knowledge of the Reporting Persons, none of the executive officers or directors of MGL Holdings, LLC, MGI Holdings, Inc., or McCarthy Capital Corporation, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. McCarthy is a director of the Issuer, and has received options to purchase Common Stock as compensation for his services. Mr. McCarthy currently holds fully vested options to acquire 11,340 shares of Common Stock at prices ranging from $18.81 per share to $20 per share. These options were granted to Mr. McCarthy pursuant to the Issuer’s 2004 Stock Plan (see Exhibit 7.02 and 7.03) and expire 10 years from the date of grant. Mr. McCarthy also holds options to acquire 2,000 shares of Common Stock at $22.32 per share which were granted pursuant to the Issuer’s 2004 Stock Plan that vest on May 16, 2008 and expire on May 16, 2017. Mr. McCarthy has no current plans to exercise any options to purchase Common Stock.

Pursuant to the Operating Agreement of MGL Holdings, LLC dated as of August 2, 2007 (see Exhibit 7.04) as amended as of August 3, 2007 (see Exhibit 7.05), McCarthy Capital Corporation serves as the sole manager of MGL Holdings, LLC. As the sole manger of MGL Holdings, LLC, McCarthy Capital Corporation has the right and ability to vote or dispose of the Common Stock of the Issuer held by MGL Holdings, LLC.

Pursuant to the Operating Agreement of Fulcrum Micro-Cap, L.L.C. dated as of November 8, 2005 (see Exhibit 7.06) as amended as of January 1, 2008 (see Exhibit 7.07), McCarthy Capital Corporation serves as the sole manager of Fulcrum Micro-Cap, L.L.C. As the sole manager of Fulcrum Micro-Cap, L.L.C., McCarthy Capital Corporation has the right and ability to vote or dispose of the Common Stock of the Issuer held by Fulcrum Micro-Cap, L.L.C.

The Reporting Persons have not entered into any other formal written agreements with each other with respect to the acquisition or disposition of the shares or other matters reported herein. Although certain Reporting Persons are parties to a number of different operating agreements, partnership agreements and management agreements, each of such agreements were entered into in advance of the Reporting Persons’ recent acquisitions of the securities of the Issuer, and except as described above in Item 4 and incorporated herein by this reference, the Reporting Persons have no other contracts, agreements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02	Cabela’s Incorporated 2004 Stock Plan (as amended and restated effective May 15, 2007) (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K, filed on May 21, 2007, File No. 001-32227).

Exhibit 7.03	Form of 2004 Stock Plan Non-Employee Director Stock Option Agreement (2006) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)

Exhibit 7.04	Operating Agreement of Fulcrum Financial Holdings, LLC (now known as MGL Holdings, LLC) dated as of August 2, 2007.

Exhibit 7.05	Amendment to Operating Agreement of MGL Holdings, LLC dated as of August 3, 2007

Exhibit 7.06	Operating Agreement of Fulcrum Micro-Cap, L.L.C. dated as of November 8, 2005

Exhibit 7.07	Amendment to Operating Agreement of Fulcrum Micro-Cap, L.L.C. dated as of January 1, 2008

(signature pages follow)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2008

McCarthy Group, LLC, a Delaware limited liability company		MGI Holdings, Inc., a Nebraska corporation

By:	/s/ Michael R. McCarthy	By:	/s/ Michael R. McCarthy
	Michael R. McCarthy, Chairman		Michael R. McCarthy, Chairman

MGL Holdings, LLC		McCarthy Capital Corporation,
a Delaware limited liability company		a Nebraska corporation

By:	McCarthy Capital Corporation,	By:	/s/ Michael R. McCarthy

Its:	a Nebraska Corporation Manager		Michael R. McCarthy, Chairman

By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

Fulcrum Growth Partners II, L.P., a Delaware limited partnership		Fulcrum GP, L.L.C., a Delaware limited liability company

By:	Fulcrum GP, L.L.C., a Delaware limited liability company	By:	McCarthy Capital Corporation, a Nebraska Corporation
Its:	General Partner	Its:	Manager

By:	McCarthy Capital Corporation,	By:	/s/ Michael R. McCarthy

Its:	a Nebraska Corporation Manager		Michael R. McCarthy, Chairman

By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

Fulcrum Growth Partners III, L.L.C., a Delaware limited liability company	Fulcrum Micro-Cap, L.L.C., a Delaware limited liability company

By:	McCarthy Group, LLC, a Delaware limited liability company	By:	McCarthy Capital Corporation, a Nebraska Corporation
Its:	Managing Member	Its:	Manager

By:	/s/ Michael R. McCarthy	By:	/s/ Michael R. McCarthy
	Michael R. McCarthy, Chairman		Michael R. McCarthy, Chairman

/s/ Michael R. McCarthy
Michael R. McCarthy

SCHEDULE I

Directors and Executive Officers of McCarthy Group, LLC

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE 68102

Richard L. Jarvis, Vice Chairman and Director	Chief Investment Officer of McCarthy Group Advisors, LLC	1125 South 103rd Street, Suite 250 Omaha, NE 68124

Robert D. Bates, Director	Business Consultant	1125 South 103rd Street, Suite 520 Omaha, NE 68124

Margaret L. Doyle, Director	Managing Member of Lacey Doyle, LLC	3415 N 128th Circle Omaha, NE 68154

John Gottschalk, Director	Chairman of Omaha World-Herald Company	Omaha World-Herald Building 1314 Douglas Street, Suite 1500 Omaha, NE 68102

Howard L. Hawks, Director	Chairman and CEO of Tenaska, Inc.	1044 N. 115th Street, #400 Omaha, NE 68154

Steven W. Seline, Director	President of Walnut Private Equity Partners	8712 W Dodge Road, Suite 220 Omaha, NE 68144

Gerald H. Timmerman, Director	President of Timmerman & Sons Feeding Co., Inc.	PO Box 367 Springfield, NE 68059

SCHEDULE II

Directors and Executive Officers of MGI Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Sole Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

SCHEDULE III

Directors and Executive Officers of McCarthy Capital Corporation

Name and Position	Principal Occupation	Principal Business Address
Michael R. McCarthy, Chairman and Sole Director	Chairman of McCarthy Group, LLC	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE

Dana C. Bradford, President	President of McCarthy Capital Corporation	First National Tower 1601 Dodge Street, Suite 3800 Omaha, NE